SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of	CERTIFICATE OF
Kansas City Power & Light Company, et al.	NOTIFICATION
File No. 70-9861

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001, in the above docket (HCAR 27436) (the "Order"). This Certificate reports activity for the calendar quarter ended December 31September 30, 2002. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1.  The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

          On November 21, 2002, Great Plains Energy issued 6.9 million shares of common stock at $22 per share. The market price on the date of issuance was $22.13 per share. Gross proceeds were $151.8 million and issuance costs were $6.1 million.

2.  The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

          N/A

3.  If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

          On November 7, 2002, Great Plains Energy issued 387,596 shares of common stock valued at approximately $8 million ($20.64 per share) to the shareholders of Environmental Lighting Concepts, Inc. in connection with the merger of that company into Innovative Energy Consultants, Inc., a wholly-owned subsidiary of Great Plains Energy. The common shares issued are not registered under the Securities Act of 1933 and therefore any disposition of the shares must be pursuant to an exemption from registration or pursuant to an effective registration statement thereunder. The shareholders agreed, subject to certain exceptions, not to sell, pledge, transfer or otherwise dispose of one-half of the shares prior to January 15, 2004, and the remaining one-half of the shares prior to January 15, 2005.

4.  The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

A.     On March 13, 2002, Kansas City Power & Light Company ("KCPL") completed a private offering of 6.00% Senior Notes due 2007, Series A (the "Series A Notes"). Pursuant to a registration rights agreement entered into in connection with the private offering, KCPL exchanged $225 million of Series B Notes, registered under the Securities Act of 1933, as amended, for a like amount of Series A Notes. The exchange date was October 5, 2002, and the interest rate on the Series B Notes remained 6.00%. No cash proceeds were received from this exchange.

B.     On December 23, 2002, R. S. Andrews Enterprises, Inc. ("RSAE") issued a promissory note to Chamberlain & Cansler, Inc., in the amount of $655,926, which matures on December 1, 2004. The interest rate is 8%. R. S. Andrews of Maryland, Inc. ("RSAM") granted a security interest in all of its goods and personal property, and issued a corporate guaranty as security for the promissory note. RSAE pledged the stock it holds in RSAM as further security for the promissory note.

C.     On December 23, 2002, RSAM issued a note to Richard Roeder, Jr., in the amount of $3,407,022, which matures on December 1, 2007. The interest rate is 3.02%. RSAM granted a security interest in all of its goods and personal property as security for the promissory note. RSAE pledged the stock it holds in RSAM, and issued a limited recourse corporate guaranty to Roeder as further security for the promissory note.

5.  The amount and terms of any Short-term Debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

A.     Great Plains Energy outstanding borrowings during the fourth quarter under a 364-day revolving loan facility ranged from $0-127 million. The borrowings represented both eurodollar rate borrowings ranging from $0-127 million at an average interest rate of 2.71%, and prime rate borrowings ranging from $0-92 million at an average interest rate of 4.25%. Outstanding borrowings under the revolving facility at December 31, 2002, were $0.

B.     Great Plains Energy outstanding borrowings during the fourth quarter under a 364-day revolving loan facility ranged from $14-20 million. The borrowings represented eurodollar rate borrowings at an average interest rate of 2.48%. Outstanding borrowings under the revolving facility at December 31, 2002, were $14 million.

C.     Commercial paper issued and outstanding during the fourth quarter by Kansas City Power & Light Company through Bank One, Merrill Lynch, and Citibank ranged from $0 million - $26 million. The outstanding balance at December 31, 2002, totaled $0 million at an average interest rate of 1.90%.

D.     On November 7, 2002, Great Plains Energy issued a promissory note to Gregory Orman in the amount of $4,729,523, in connection with the merger of Environmental Lighting Concepts, Inc., with Innovative Energy Consultants Inc. The interest rate was 2.48% and the note matured January 1, 2003.

6.  The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

			Term	Term
Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy Incorporated (Note 1)	Strategic Energy, L.L.C.	Note 1	5/23/02	undetermined	credit support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	$500,000	12/31/02	12/31/03	credit support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	$5,000,000	10/8/02	10/1/03	credit support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	Note 3	3/8/02	3/28/03	credit support
Great Plains Energy Incorporated (Note 4)	R.S. Andrews Enterprises Inc.	Note 4	2/21/02	3/15/03	credit support
Subsidiaries of R.S. Andrews Enterprises, Inc. (Note 4)	R.S. Andrews Enterprises Inc.	Note 4	2/21/02	3/15/03	credit support
R.S. Andrews Enterprises, Inc. (Note 5)	R.S. Andrews of Maryland, Inc.	$3,407,022	12/23/02	12/1/07	Note 5
R.S. Andrews of Maryland, Inc. (Note 6)	R.S. Andrews Enterprises, Inc.	$655,926	12/23/02	12/1/04	Note 6
KLT Inc. (Note 7)	Strategic Energy, L.L.C.	$50,000	12/18/02	undetermined	credit support
KLT Inc. (Note 8)	Strategic Energy, L.L.C.	$5,000,000	12/31/02	12/31/03	credit support
KLT Inc. (Note 8)	Strategic Energy, L.L.C.	$2,500,000	10/31/02	1/31/03	credit support
KLT Inc. (Note 8)	Strategic Energy, L.L.C.	$3,000,000	12/31/02	3/31/03	credit support
KLT Inc. (Note 8)	Strategic Energy, L.L.C.	$1,000,000	12/31/02	12/31/03	credit support

Note 1:  On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. The aggregate change in surety bonds issued and outstanding for the fourth quarter under these agreements was a reduction of $2,500,000 to $61,252,725 at December 31, 2002.

Note 2:  Great Plains Energy issued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C.

Note 3:  Great Plains Energy Incorporated executed a guaranty and suretyship agreement, dated as of March 8, 2002, guaranteeing Strategic Energy L.L.C.'s debts, liabilities and financial obligations under a $25 million letter of credit facility with PNC Bank. The full amount of this facility was reported in the first quarter 2002 Rule 24 Certification. Great Plains Energy Incorporated executed and delivered a Joinder dated as of August 8, 2002, reaffirming such guaranty and suretyship agreement subsequent to the Third Amendment to Loan Documents. The aggregate change in usage under the letter of credit facility in the fourth quarter was a reduction of $3,637,600, to $11,893,600 as of the end of the quarter.

Note 4:  Great Plains Energy and R. S. Andrews Enterprises, Inc. ("RSAE") entered into a Support Agreement dated October 25, 2001, under which Great Plains Energy agreed, in the event RSAE is unable to make timely payments of interest or principal under their $25 million line of credit facility with LaSalle Bank National Association, to provide such funds to RSAE either as equity or a subordinated loan.

The subsidiaries of RSAE jointly issued a guaranty, dated as of March 17, 2000, of RSAE's obligations under the Credit Agreement, as amended, and reaffirmed that guaranty and the Security Agreement by instruments dated as of October 25, 2001 (increase by $2 million), and February 21, 2002 (increase by $3 million). The subsidiaries on the guaranty are: RSA Services Termite & Pest Control, Inc., Premier Service Systems, Inc., R.S. Andrews Enterprises of Alabama, Inc., R.S. Andrews Enterprises of Charleston, Inc., R.S. Andrews Enterprises of Columbus, Inc., R.S. Andrews Enterprises of Dallas, Inc., R.S. Andrews Enterprises of Kansas, Inc., R.S. Andrews Enterprises of South Carolina, Inc., R.S. Andrews Enterprises of Tennessee, Inc., R.S. Andrews Enterprises of Topeka, Inc., R.S. Andrews Enterprises of Virginia, Inc., R.S. Andrews of Chattanooga, Inc., R.S. Andrews of DeSoto, Inc., R.S. Andrews of Fairfax, Inc., R.S. Andrews of Florida, Inc., RSA Services of Florida, Inc., R.S. Andrews of Grand Prairie, Inc., R.S. Andrews of Grapevine, Inc., R.S. Andrews of Jonesboro, Inc., R.S. Andrews of Maryland, Inc., R.S. Andrews of Orlando, Inc., R.S. Andrews of Palm Beach, Inc., R.S. Andrews of Sacramento, Inc., R.S. Andrews Services, Inc., R.S. Andrews Showcase of Atlanta, Inc., R.S. Andrews of Stuart I, Inc., R.S. Andrews of Stuart II, Inc., R.S. Andrews of Tidewater, Inc., R.S. Andrews of Vero Beach, Inc., and R.S. Andrews of Wilmington, Inc.

RSAE made a draw of $39,460 on November 29, 2002. The outstanding balance under this line of credit facility at December 31, 2002, was $23,600,000.

Note 5:  On December 23, 2002, R.S. Andrews of Maryland, Inc. ("RSAM") issued a note to Richard Roeder, Jr. in the amount of $3,407,022. RSAE pledged the stock it holds in RSAM, and issued a limited recourse corporate guaranty, to Roeder as further security for the promissory note.

Note 6:  On December 23, 2002, RSAE issued a note to Chamberlain & Cansler, Inc., in the amount of $655,926 for services rendered. RSAM granted a security interest in all of its goods and personal property, and issued a corporate guaranty for the note.

Note 7:  KLT Inc. issued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C.

Note 8:  KLT Inc. renewed its direct guaranties, previously issued, in favor of counterparties and for the benefit of Strategic Energy, L.L.C., in the aggregate amount of $11,500,000.

7.  The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

          N/A

8.  The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

          N/A

9.  The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

          Great Plains Energy invested approximately $12.74 million in Innovative Energy Consultants, Inc. on November 7, 2002, in connection with the merger of Environmental Lighting Concepts, Inc. into Innovative Energy Consultants Inc.

10.  A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

          U-6B-2 filed by Kansas City Power & Light Company, a subsidiary of Great Plains Energy dated December 9, 2002.

          U-6B-2 filed by Kansas City Power & Light Company, a subsidiary of Great Plains Energy dated October 10, 2002.

          U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, dated November 27, 2002.

          U-6B-2 filed by Strategic Energy, L.L.C., a subsidiary of Great Plains Energy, dated December 12, 2002.

          U-6B-2 filed by Innovative Energy Consultants, Inc., a subsidiary of Great Plains Energy, dated November 14, 2002.

          U-6B-2 filed by R.S. Andrews Enterprises, Inc., a subsidiary of Great Plains Energy, dated October 17, 2002.

          U-6B-2 filed by Home Service Solutions Inc., a subsidiary of Great Plains Energy, dated December 27, 2002.

11.  Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

          The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the annual reports on forms 10-K dated February 28, 2003, in File No. 000-33207 and 001-00707.

          Balance sheets for consolidated KLT Inc., consolidated R.S. Andrews Enterprises, Inc., and R.S. Andrews of Maryland, Inc. are being filed confidentially pursuant to Rule 104

S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 19, 2003.

Great Plains Energy Incorporated

By:  /s/Andrea F. Bielsker
          Andrea F. Bielsker
          Senior Vice President - Finance,
          Chief Financial Officer and Treasurer